Exhibit 99.1

SCHMID Group N.V. Receives Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

Freudenstadt, Germany, November 17, 2025  -- On November 12, 2025, SCHMID Group N.V. ("SCHMID" or the “Company”) received a staff determination letter (the “Determination Letter”) from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter notified that, based upon the Company’s non-compliance with the filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) as of November 12, 2025, the staff had determined to delist the Company’s ordinary shares and warrants from Nasdaq unless the Company timely appeals the staff’s determination before the Nasdaq Hearings Panel (the “Panel”).

The Company intends to timely appeal the determination by Nasdaq pursuant to the procedures set forth in the Nasdaq Listing Rules. The Listing Rules also provide that a request for a hearing will stay the suspension of the listing of Company’s ordinary shares and warrants for a period of 15 days from the date of the request. Further, the Listing Rules provide that, in its hearing request, the Company may request that the stay remain in effect through the hearing and the expiration of any additional extension period granted by the Panel following the hearing. Accordingly, the Company intends to make such an extended stay request. If granted, the Company’s ordinary shares and warrants will continue to be listed and trade on The Nasdaq Capital Market under the symbol “SHMD,” respectively, for the stay period granted by the Panel.

The Company is diligently working to complete and file the Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), with the Securities and Exchange Commission (the “SEC”) as soon as practicable. There can be no assurance, however, that the Company’s requests for a further stay of any suspension action by Nasdaq and the continued listing of its ordinary shares and warrants will be granted by the Panel, or that the Company will be able to evidence compliance with all applicable requirements for continued listing on The Nasdaq Capital Market should the Panel grant the Company an extension to do so.

The receipt of the Determination Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: geopolitical events including the Russian invasion of Ukraine, macroeconomic trends including changes in inflation or interest rates or tariffs, or other events beyond our control on the overall economy, our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our current dependence on sales to a limited number of customers for most of our revenues; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the SEC on May 15, 2024, which is available on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

About SCHMID

SCHMID is a global leader in providing solutions for the high-tech industry in the fields of electronics, photovoltaics, glass, and energy systems. SCHMID N.V. and Gebr. SCHMID GmbH are headquartered in Freudenstadt, Germany. Founded in 1864, the company currently employs over 800 people worldwide and operates technology centers and production facilities at multiple locations, including Germany and China, along with several global sales and service locations. The Group focuses on developing customized equipment and process solutions for a variety of industries, including electronics, renewable energy, and energy storage. Our system and process solutions for the production of substrates, printed circuit boards, and other electronic components ensure cutting-edge technology, high yields at low production costs, maximum efficiency, quality, and sustainability through environmentally friendly manufacturing processes.

For more information about SCHMID please visit: www.schmid-group.com